August 1, 2025

Rakuyo Otsuki
Chief Executive Officer
TryHard Holdings Ltd
541-0056, 2 Chome 5-19
Kyutaromachi
Chuo Ward, Osaka
Japan

       Re: TryHard Holdings Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 21, 2025
           File No. 333-287751
Dear Rakuyo Otsuki:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Index to Consolidated Financial Statements, page F-1

1. We note your filing includes audited financial statements that are older than 12 months. Please update your financial statements in accordance with Item 8.A.4 of
       Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.
 August 1, 2025
Page 2

        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   R. Joilene Wood